EXHIBIT 28

                             CHITTENDEN CORPORATION
                              TWO BURLINGTON SQUARE
                              BURLINGTON, VT 05401

                                 (802) 658-4000

FOR IMMEDIATE RELEASE                                  #40/98

April 29, 1998

PAUL A. PERRAULT ELECTED CHAIRMAN OF THE
BOARD OF DIRECTORS OF CHITTENDEN CORPORATION

Burlington, Vermont - The Board of Directors of the Chittenden Corporation (NYSE:CHZ) are pleased to announce that Paul A. Perrault has been elected as the new Chairman of the Board. The Board of Directors unanimously voted in Perrault at the board meeting on April 15, 1998. Perrault has served as the President, Chief Executive Officer, and a member of the Board of Directors of the Chittenden Corporation and Chittenden Bank since August of 1990. In his role as President and Chief Executive, he has led the Corporation through the acquisition of three banks, a move to the New York Stock Exchange and the purchase of the Pomerleau Insurance Agency.

     "I am extremely honored by the confidence the Board of Directors has placed in me by electing me to the Chair," stated Perrault. "I will continue to forge ahead with our plans and will continue to work closely with the Board to achieve our goals."

     Prior to joining Chittenden, Perrault was president of Bank of New England Corporation's Old Colony Bank, in Providence, Rhode Island. Before becoming President, Perrault was Executive Vice President and Senior Loan Officer when Bank of New England acquired the $800 million Providence-based Old Colony Bank. Previous to his employment with Old Colony Bank, Perrault has served in a variety of commercial banking positions in Rhode Island and Boston.

     Perrault is a 1973 graduate of Babson College and earned his MBA from Boston College School of Management in 1975.

     Perrault is a Director of the Lake Champlain Regional Chamber of Commerce, a member of the Advisory Board of the Fleming Museum and a Trustee of Champlain College.

     Chittenden Corporation is a bank holding company with headquarters in Burlington, Vermont with total assets of $2.0 billion at March 31, 1998. Its subsidiary banks are Chittenden Bank, The Bank of Western Massachusetts, and Flagship Bank and Trust Company.

     Perrault and his wife, Lisa, live in Shelburne with their three children, Ian, Graham, and Ana.
                                        5